FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: June 4, 2003	/s/ James A. Ryan James A. Ryan Chief Financial Officer

CRYPTOLOGIC

PIONEER GLOBAL E-GAMING SOFTWARE

Q1
2003

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2003

CryptoLogic Inc. is a leading software and services provider to the worldwide Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of very few companies in the world with gaming software that is certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip client base. In addition to a broad product portfolio of more than 60 casino games, bingo and multi-player poker, WagerLogic offers integrated e-cash management and customer care services in multi-currencies and multi-languages for a total online gaming solution.

All dollar amounts in this report are expressed in United States dollars, unless otherwise indicated.

Statements in this report which are not historical are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance of technological changes, dependence on licensees and key licensees, increased competition and other risks detailed in the Company’s filings with securities regulatory authorities. When used herein, the words “may”, “would,” “could,” “will,” “intend,” “plan,” “anticipate,” “believe,” “seek,” “propose,” “estimate,” “expect” and similar expressions are intended to identify forwardlooking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forwardlooking statements prove incorrect, actual results may vary materially from those projected in the forward-looking statements as intended, planned, anticipated, believed, estimated or expected. CryptoLogic does not intend, and does not assume any obligation, to update these forward-looking statements.

To Our Shareholders:

CryptoLogic’s first quarter performance exceeded management and analysts’ expectations, and reflect encouraging signs that the company’s core business is stabilizing, and seeing growth momentum from international customers and new products.

In the first quarter, CryptoLogic achieved promising results towards its 2003 growth objectives. Highlights included:

•	Signed two new international, brand name customers – Bingo Entertainment for the company’s poker product, and ukbetting plc for the company’s poker and casino products;

•	Extended casino agreement with an existing major U.K. licensee, William Hill, and secured a fouryear exclusivity for their use of the online poker product developed by CryptoLogic;

•	Received license approval in Alderney, the company’s second approval from a strictly regulated jurisdiction. This extends CryptoLogic’s market advantage as a regulatory leader; and

•	Surpassed expectations for new poker and bingo products; these products are on track to exceed 10% of 2003 revenue.

Solid Q1 Performance and Q2 Outlook
For the 2003 first quarter, CryptoLogic topped expectations by recording $8.9 million in revenue, net income of $1.8 million and diluted earnings per share of $0.15. Management’s first quarter 2003 forecasts were for revenue of $8.0-$8.3 million, net income of $1.2-$1.4 million and $0.10-$0.11 per diluted share. The first quarter results also compared solidly to revenue of $8.7 million and net income of $2.2 million or $0.16 per share on a diluted basis from the first quarter of 2002.

CryptoLogic’s better-than-expected performance in this year’s first quarter reflects growth momentum from international customers and new products – particularly poker – along with broad and growing acceptance of the company’s alternative payment solutions. Licensees’ revenue from international sources is increasing steadily and was approaching 50% by the end of the first quarter of 2003, up from 40% for 2002.

CryptoLogic’s balance sheet strength continues to provide a competitive advantage, especially as the industry experiences consolidation and creates attractive opportunities for growth. At March 31, 2003, CryptoLogic remained debt free and total cash reserves grew to $50.7 million (comprising cash, cash equivalents and restricted cash) or US$4.15 in cash per diluted share. This cash balance was unusually high due to operating cash flow of $8.4 million (2002: $2.8 million), which reflected temporary changes in working capital items in the quarter, and much of which is expected to reverse over the balance of the year. Cash flow from earnings was $2.1 million during the first quarter, compared with $2.4 million in the comparable 2002 period.

During the first quarter, CryptoLogic’s business continued to stabilize. Notwithstanding these promising results, the company continues to operate in a challenging environment. Earnings in the quarter were affected due to higher investments to support the company’s international focus, increasing marketing activities, regulatory efforts, expanding the range of payment methods and ongoing innovation, which continue to be vital for long-term growth. Management forecasts that second quarter revenue will range from $8.8-$9.0 million, with net income between $1.7-$1.9 million and diluted earnings per share of $0.14-$0.16.

2003 CryptoLogic Inc. First Quarter Report	1

International, Brand Name Customers Choose CryptoLogic-Developed Products
CryptoLogic continues to build one of the strongest rosters of brand name customers in the world. In the first quarter, two new international gaming clients, Bingo Entertainment and ukbetting plc, were signed by the company’s WagerLogic subsidiary. This is halfway towards the goal of securing four new customers in 2003. As well, WagerLogic expanded its long-standing relationship with William Hill, one of the UK’s top two sports betting operators.

William Hill has established one of the most profitable online casino businesses using CryptoLogicdeveloped software. Building on this success, William Hill reaffirmed its commitment to the relationship by extending the existing casino contract to 2006, and broadening its game suite by exclusively offering WagerLogic’s new poker technology, also to 2006.

Bingo Entertainment, one of the largest bingo operators on the Internet, chose the company’s marketleading poker software to extend the world’s most popular card game to its 120,000 players. The new poker site, www.pokerplex.com, was launched as part of the central CryptoLogic-developed poker room on April 14, 2003.

ukbetting plc was another new poker customer announced in the quarter. A licensed and regulated online sports book and the largest independent Internet sports content provider in the U.K., ukbetting reaches 145,000 betting customers and 3.5 million European sports fans each month. By leveraging both WagerLogic’s online casino and poker solutions, ukbetting’s sizeable international user community will add favourably to CryptoLogic’s global expansion.

New Growth Products
CryptoLogic’s innovative and results-oriented technologies are attracting new customers and driving organic growth for existing licensees. This is evident from the early success of the company’s latest poker and bingo products. These products offer considerable upside for licensees and enable them to enter large, emerging markets that appeal to broader gaming audiences worldwide.

Poker is the Internet’s latest big growth market, accounting for just 5% of the $3.5 billion online gaming industry today and promises considerable upside potential. The company’s centralized poker technology offers a key advantage by streaming multiple operators into a single site for immediate liquidity. Players gain ready access to live, online poker action with real players from around the globe. Licensees expand into a new, fast-growing game area with an immediate advantage for increased profitability. In less than six months since launch, CryptoLogic already powers one of the top 10 poker rooms on the Web.

Regulatory Commitment
CryptoLogic is at the regulatory forefront as one of the few software providers in the world that comply with the most rigorous requirements for online gaming. In the first quarter, the company obtained a regulatory license in Alderney, the second ‘tier-one’ regulatory jurisdiction for CryptoLogic.

As the global movement to regulate the industry gains momentum, CryptoLogic’s experience and acceptance in highly regulated jurisdictions give the company a clear lead as more land-based operators migrate to regulated markets for online gaming. The Ritz Club London Online is now using CryptoLogic-developed software under license from WagerLogic to achieve certification in Alderney.

2003 CryptoLogic Inc. First Quarter Report	2

Strong Management Team Established
In the quarter, Lewis Rose was confirmed as President and CEO in recognition of his leadership and the company’s achievements since taking the helm of CryptoLogic. In addition, the company attracted an accomplished senior technology executive to its leadership team as Chief Technology Officer. Michael Starzynski has over 20 years of global information technology experience at some of North America’s largest companies. Starzynski complements the other senior officers added in recent months, which firmly establish a strong, performance-driven management team to guide CryptoLogic’s global leadership in online gaming.

Looking Ahead
2003 is off to a positive start and continues a favourable trend for CryptoLogic. CryptoLogic is executing on plan, as evidenced by stronger than expected financial performance and a number of accomplishments in the first quarter. We are pleased with another solid quarter in light of ongoing industry challenges and we continue to be cautiously optimistic.

/s/ Lewis Rose
Lewis Rose
President and CEO
April 30, 2003

2003 CryptoLogic Inc. First Quarter Report	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of CryptoLogic Inc. (“the Company” or “CryptoLogic”), including the notes thereto, for the three months ended March 31, 2003 and March 31, 2002, and the audited consolidated statements and the Management’s Discussion and Analysis for the year ended December 31, 2002 as set out in the Company’s 2002 Annual Report. All currency amounts are in U.S. dollars, unless otherwise indicated.

OVERVIEW

CryptoLogic is an Internet software and services provider with leading proprietary e-commerce enabling technology that permits secure, reliable, efficient, and rapid financial transactions over the Internet. To date, the Company has focused its activities on developing proprietary software technology and related support services for the Internet gaming industry. The Company, through its wholly-owned subsidiary WagerLogic Limited (“WagerLogic”), licenses software products and services to companies (“licensees” or “customers”) around the world who hold Internet gaming licenses issued by governments where the licensees are domiciled.

RESULTS OF OPERATIONS

Revenue
Revenue in the first quarter of 2003 rose to $8.9 million compared to $8.7 million in the same 2002 period. Solid first quarter revenue was primarily due to the Company’s continuing emphasis on revenue diversification in global markets and new product segments as well as growing acceptance of the Company’s expanding range of alternative payment solutions. Licensees’ revenue derived from international markets increased to almost 50% by the end of the first quarter of 2003, compared to 40% for 2002.

Software Development and Support Costs
Software development and support costs include all personnel, licensee support, customer service costs and compliance-related expenditures. The Company expended $5.6 million on software development and support costs in the first quarter of 2003 as compared to $4.8 million in the same period the previous year. This increase is in response to changing market dynamics and CryptoLogic’s international focus. Investments in key areas of its business are vital to ensure sustainability of the Company’s forward momentum and long-term growth.

As planned, there were increased investments in software development and support, including the ongoing rollout of alternate payment solutions. The Company also targeted more resources towards its international business development, expanded U.K. operations to build and support a broader global customer base, marketing initiatives and ongoing product developments efforts.

The Company expenses all software development costs as incurred.

General and Administrative Costs
General and administrative expenses were $1.1 million for the quarter, an 8.5% decrease from the previous year. The decrease relates primarily to efficiencies obtained related to the Company’s infrastructure costs.

2003 CryptoLogic Inc. First Quarter Report	4

Finance Costs
Finance costs include bank charges and fees for bank drafts and letters of credit. All letters of credit are secured by cash deposits, which are included in the restricted cash balance on the Company’s balance sheet. These costs decreased slightly to $0.11 million in the first quarter compared to $0.14 million in the same period last year due to the release of letters of credits issued to processors in exchange for restricted deposit balances.

Amortization
Amortization expense was up marginally to $0.25 million for the first quarter of 2003 compared to $0.20 million in the same period in the prior year due to the Company’s increased investment in computer equipment and software to support the Company’s regulatory compliance initiatives, the ongoing implementation of customer relationship management software and the expansion of its customer support facilities in the U.K.

Interest Income
Interest income decreased to $0.16 million in the first quarter compared to $0.18 million for the same period in the previous year as a result of the drop in interest rates earned on cash reserves.

Provision for Income Taxes
Income taxes for the quarter declined to $0.2 million versus $0.3 million in 2002, primarily due to lower pretax profits generated in the 2003 period.

Net Income
Net income for the quarter was $1.8 million or $0.15 per diluted share, compared with $2.2 million or $0.16 per diluted share. The performance for the quarter was ahead of the Company’s guidance of $0.10 to $0.11 per diluted share and analysts’ estimates of $0.12 to $0.13 per diluted share. Given the current business environment, CryptoLogic’s near-term focus remains squarely on the implementation and execution of existing initiatives with a view to diligently managing expenses to ensure an appropriate return.

LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic continues to have a strong balance sheet. Cash from earnings was $2.1 million during the first quarter compared to $2.4 million in the same period last year. Operating cash flow increased to $8.4 million during the quarter compared to $2.8 million in 2002.

Increased cash flow is due to higher player deposits, lower reserve requirements with payment processors and the timing of accounts payable. CryptoLogic anticipates that the positive changes in working capital related to reserve requirements and accounts payable increases will reverse over the balance of the year.

CryptoLogic remains debt-free with total cash reserves of $50.7 million and working capital of $38.5 million, or US$4.15 per diluted share and US$3.15 per diluted share respectively.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect the Company and its business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2002 as contained in the Company’s 2002 Annual Report. All such risks and uncertainties are incorporated herein by reference.

2003 CryptoLogic Inc. First Quarter Report	5

OUTLOOK

CryptoLogic’s accomplishments over the past few quarters are stabilizing the Company’s core business and establishing favourable momentum going forward. CryptoLogic is producing solid results in what continues to be challenging times, specifically the ongoing uncertainty in the U.S. market. Management continues to be cautiously optimistic.

CryptoLogic is making steady progress toward the three key areas of its growth strategy. First, the Company’s international focus is proving to be the right course. CryptoLogic works with some of the most trusted gaming companies in the world. Second, the Company’s regulatory leadership puts it in a strong competitive advantage as government regulation advances worldwide. Third, the promising performance of CryptoLogic’s new market-oriented and expanding product suite provides potential for the long term.

Combine this with a healthy balance sheet, a consistently cash-generative business, and a firmly established, committed and qualified management team – CryptoLogic is well positioned to continue to build on the encouraging results of the first quarter. In 2003, the Company’s prime focus remains execution of its strategy to return to stable revenue and long-term growth.

2003 CryptoLogic Inc. First Quarter Report	6

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at March 31, 2003 (unaudited)	As at December 31, 2002 (audited)

ASSETS
Current assets:
Cash and cash equivalents	$37,383	$17,489
Restricted cash	13,340	15,740
Short term investments	--	10,857
Reserves with processors	317	774
Accounts receivable	358	699
Prepaid expenses and other	948	1,104
Income taxes recoverable	483	583

	52,829	47,246

Investment	--	680
Capital assets	2,570	2,713
Intangible assets	197	226
Goodwill	1,665	1,665

	$57,261	$52,530

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$ 6,768	$ 5,116
Accrued liabilities	2,919	2,489
Funds held on deposit	4,647	3,829

	14,334	11,434

Shareholders' equity:
Capital stock	10,720	10,720
Retained earnings	32,207	30,376

	42,927	41,096

	$57,261	$52,530

2003 CryptoLogic Inc. First Quarter Report	7

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. dollars, except per share information)
(Unaudited)

	For the three months ended March 31,
	2003	2002

Revenue	$ 8,901	$ 8,664

Expenses
Software development and support	5,584	4,791
General and administrative	1,120	1,224
Finance	107	137
Amortization	246	197

	7,057	6,349

Income from operations	1,844	2,315
Interest income	161	175

Income before income taxes	2,005	2,490
Income taxes	174	286

Net income	$ 1,831	$ 2,204

Earnings per common share
Basic	$ 0.15	$ 0.18
Diluted	$ 0.15	$ 0.16

Weighted average number of shares ('000s)
Basic	12,206	12,210
Diluted	12,216	13,569

2003 CryptoLogic Inc. First Quarter Report	8

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months ended March 31,
	2003	2002

Cash provided by (used in):

Operating activities:
Net income	$ 1,831	$ 2,204
Adjustments to reconcile income to
cash provided by (used in) operating activities:
Amortization	246	197
Gain on sale of investment	(31)	--
Changes in operating assets and liabilities:
Restricted cash	2,400	2,260
Reserves with processors	457	(837)
Accounts receivable	341	(961)
Prepaid expenses and other	156	(444)
Income taxes	100	506
Accounts payable	1,652	(666)
Accrued liabilities	430	(270)
Funds held on deposit	818	780

	8,400	2,769

Financing activities:
Issue of capital stock for cash	--	237
Repurchase of common shares	--	(19,796)

	--	(19,559)

Investing activities:
Additions to capital assets	(74)	(284)
Short term investments	10,857	--
Investment	--	(5,933)
Sale of investment	711	--

	11,494	(6,217)

Increase (decrease) in cash and cash equivalents	19,894	(23,007)
Cash and cash equivalents, beginning of period	17,489	42,822

Cash and cash equivalents, end of period	$ 37,383	$ 19,815

2003 CryptoLogic Inc. First Quarter Report	9

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of U.S. dollars)
(Unaudited)

	For the three months ended March 31,
	2003		2002

	Number of Shares ('000s)	Stated Value	Number of Shares ('000s)	Stated Value

Common shares:
Balance, beginning of period	12,206	$10,448	13,137	$ 8,448
Repurchase of shares	--	--	(1,170)	(367)
Exercise of stock options	--	--	25	237

Balance, end of period	12,206	10,448	11,992	8,318

Series F warrants:
Balance, beginning of period	30	272	30	272

Balance, end of period	30	272	30	272

Total capital stock		10,720		8,590

Retained earnings:
Balance, beginning of period		30,376		52,369
Net income		1,831		2,204
Excess of purchase price of treasury
shares over stated value		--		(19,429)

Balance, end of period		32,207		35,144

Total shareholders' equity		$ 42,927		$ 43,734

2003 CryptoLogic Inc. First Quarter Report	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2003
(All figures are in U.S. dollars, except where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2002. These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002, as set out in the 2002 Annual Report.

1.   Stock Option Plan

In accordance with the new recommendations adopted in 2002, the Company will continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, under the new standard, the Company is required to provide additional pro forma disclosures for options granted to employees as if the fair value based accounting method had been used to account for employee stock options.

The fair value of the options granted was determined using the Black-Scholes option pricing model using a dividend yield of 0% and the following weighted assumptions.

	2003	2002
Risk-free rate	3.0%	2.0%
Expected volatility	75.0%	100.0%
Expected life of options in years	5.0	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company’s net income and earnings per share would have been changed to the following pro-forma amounts:

	Three months ended March 31, 2003		Three months ending March 31, 2002

	As reported ('000)	Pro forma ('000)	As reported ('000)	Pro forma ('000)

Net income	$ 1,831	$ 1,646	$ 2,204	$ 2,167
Earnings per share
Basic	$ 0.15	$ 0.13	$ 0.18	$ 0.18
Diluted	$ 0.15	$ 0.13	$ 0.16	$ 0.16

2.   Sale of Investment

On February 18, 2003, the Company sold 100% of its investment in HIP Interactive Corp. (HP-TSX), representing 1,000,000 common shares at Cdn$1.05 per share, net of transaction charges, for total proceeds of Cdn$1,050,000 (US$711,104), and resulting in a gain of US$31,258.

2003 CryptoLogic Inc. First Quarter Report	11

CRYPTOLOGIC INC.
CORPORATE DIRECTORY

DIRECTORS Robert Stikeman, Chairman Stephen H. Freedhoff Edward L. Greenspan Lorne Abony Randall Abramson Lewis Rose LEGAL COUNSEL Stikeman, Graham, Keeley & Spiegel LLP Toronto, Canada	OFFICERS
Lewis Rose, President and CEO
James Ryan, Chief Financial Officer
Michael Starzynski, Chief Technology Officer
Serguei Bourenkov, Vice President, Research &
           System Architecture
A. J. Slivinski, Vice President, Business Development
Marilyn Shabot, Vice President, Human Resources
John FitzGerald, General Counsel & Compliance Officer
Robert Stikeman, Secretary

AUDITORS KPMG LLP Chartered Accountants Toronto, Canada	INVESTOR RELATIONS Nancy Chan-Palmateer, Director, Communications Telephone: 416-545-1455 Facsimile: 416-545-1454 E-mail: investor.relations@cryptologic.com

BANKER Bank of Montreal Toronto, Canada COMMON SHARES LISTED TSX Symbol: CRY Nasdaq Symbol: CRYP	CORPORATE GOVERNANCE
A comprehensive discussion of CryptoLogic's corporate
governance information is provided in the Company's
Management Information Circular, available on the
SEDAR website at www.sedar.com, or by request.

TRANSFER AGENTS Equity Transfer Services Inc. Toronto, Canada 416-361-0930	HEAD OFFICE 1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5

Continental Stock Transfer & Trust Company New York, USA 212-509-4000	WEB SITE www.cryptologic.com

2003 CryptoLogic Inc. First Quarter Report	12